Adastra Holdings Ltd.

(formerly Phyto Extractions Inc.)

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian dollars)

Notice of Disclosure of Non-Auditor Review of the Condensed Interim Consolidated Financial Statements for the Three and Six Months ended June 30, 2022 and 2021.

Pursuant to subsection 4.3(3)(a) of National Instrument 51-102 - Continuous Disclosure Obligations, issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Adastra Holdings Ltd. (the "Company") for the interim period ended June 30, 2022 and 2021, have been prepared in accordance with the International Accounting Standard 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board, and are the responsibility of the Company's management.

The Company's independent auditors, Davidson and Company LLP, have not performed a review of these condensed interim consolidated financial statements.

August 25, 2022

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2022 and December 31, 2021
(Unaudited - Expressed in Canadian dollars)

	Note	June 30, 2022	December 31, 2021
		$	$
ASSETS
Current assets
Cash		380,404	744,541
Amounts receivable	6	2,573,228	1,497,812
Prepaid expenses and deposits	7	464,134	150,128
Inventory	8	1,671,629	1,828,173
		5,089,395	4,220,654

Long-term deposits	7	112,000	109,800
Property and equipment	9	9,384,104	9,774,966
Intangible assets	10	3,337,708	3,541,608
Goodwill	4, 5, 11	11,108,422	11,108,422

Total assets		29,031,629	28,755,450

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12, 16	3,291,460	1,829,025
Current portion of lease liability	13	11,233	10,688
Mortgage payable	14	3,518,959	3,501,554
		6,821,652	5,341,267

Deferred tax liability		904,000	960,000
Lease liability	13	15,711	21,467
Government loan		60,000	60,000

Total liabilities		7,801,363	6,382,734

EQUITY
Share capital	15	29,964,446	41,964,446
Shares to be cancelled	15	-	(12,000,000)
Reserves	15	6,336,019	6,336,019
Deficit		(15,070,199)	(13,927,749)

Total equity		21,230,266	22,372,716

Total liabilities and equity		29,031,629	28,755,450

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 19)

Subsequent events (Note 21)

Approved on behalf of the Board of Directors on August 25, 2022:

"Michael Forbes"	"Paul Morgan"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

	Note	Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
		$	$	$	$
Revenue		3,051,554	1,241,763	5,338,275	1,830,901
Cost of sales	8, 9	(1,957,487)	(906,123)	(3,416,495)	(1,389,850)
Gross profit		1,094,067	335,640	1,921,780	441,051

Operating expenses
Advertising and promotion		262,466	105,165	551,132	135,352
Data program expenses		225,638	-	365,720	-
Depreciation and amortization	9, 10	148,980	20,489	296,308	42,112
Insurance		53,727	21,375	81,793	37,104
Office expenses		159,121	60,065	315,144	150,109
Professional fees and consulting	16	263,669	114,463	505,309	207,650
Repair and maintenance		50,464	-	89,965	-
Research expenses		-	12,210	-	46,664
Travel		48,253	1,862	62,351	2,373
Wages and salaries		276,074	311,799	672,575	493,835
Total operating expenses		1,488,392	647,428	2,940,297	1,115,199

Loss from operations		(394,325)	(311,788)	(1,018,517)	(674,148)

Other income (expense)
Gain on settlement of accounts payable		-	-	-	57,500
Interest expense	13, 14	(64,662)	(48,141)	(132,784)	(107,354)
Interest income		-	39	-	600
Impairment of property and equipment	9	-	(150,000)	-	(150,000)
			-
Loss before income taxes		(458,987)	(509,890)	(1,151,301)	(873,402)

Deferred income tax recovery		28,000	-	56,000	-
Income tax expense		(47,149)	-	(47,149)	-

Net loss and comprehensive loss		(478,136)	(509,890)	(1,142,450)	(873,402)

Net loss per share
Basic and diluted		(0.01)	(0.01)	(0.02)	(0.02)

Weighted average number of common shares outstanding
Basic and diluted		59,081,658	43,334,100	62,526,103	43,334,100

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.) Condensed Interim Consolidated Statements of Changes in Equity (Unaudited - Expressed in Canadian dollars, except number of shares)

	Common shares	Share capital	Shares to be cancelled	Reserves	Subscriptions received	Deficit	Total equity
	#	$	$	$	$	$	$
Balance, December 31, 2020	43,334,100	15,822,152	-	5,441,814	-	(11,177,810)	10,086,156
Subscriptions received					135,000		135,000
Loss for the period	-	-	-	-	-	(873,402)	(873,402)
Balance, June 30, 2021	43,334,100	15,822,152	-	5,441,814	135,000	(12,051,212)	9,347,754
Shares issued on acquisition of Perceive MD	2,513,720	2,010,976	-	-	-	-	2,010,976
Shares issued on acquisition of Phyto BrandCo	20,000,000	24,000,000	(12,000,000)	-	-	-	12,000,000
Shares issued pursuant to private placement	122,727	131,318	-	3,682	(135,000)	-	-
Share-based payments	-	-	-	890,523	-	-	890,523
Loss for the period	-	-	-	-	-	(1,876,537)	(1,876,537)
Balance, December 31, 2021	65,970,547	41,964,446	(12,000,000)	6,336,019	-	(13,927,749)	22,372,716
Shares returned to treasury	(10,000,000)	(12,000,000)	12,000,000	-	-	-	-
Loss for the period	-	-	-	-	-	(1,142,450)	(1,142,450)
Balance, June 30, 2022	55,970,547	29,964,446	-	6,336,019	-	(15,070,199)	21,230,266

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.) Condensed Interim Consolidated Statements of Cash Flows For the six months ended June 30, 2022 and 2021 (Unaudited - Expressed in Canadian dollars)

	2022	2021
	$	$
Operating activities
Net loss for the period	(1,142,450)	(873,402)
Adjustments for non-cash items:
Depreciation - cost of sales	352,633	411,567
Depreciation and amortization	296,308	42,112
Gain on settlement of accounts payable	-	(57,500)
Interest expense	132,655	107,354
Interest income	-	(600)
Impairment of property and equipment	-	150,000
Deferred income tax recovery	(56,000)	-
Income tax expense	35,149	-

Net change in non-cash working capital items:
Amounts receivable	(1,075,416)	752,260
Prepaid expenses and deposits	(316,206)	(193,778)
Inventory	156,544	(514,891)
Accounts payable and accrued liabilities	1,427,286	(62,654)
Cash used in operating activities	(189,497)	(239,532)

Investing activities
Purchases of property and equipment	(54,179)	(349,196)
Interest income	-	600
Cash used in investing activities	(54,179)	(348,596)

Financing activities
Borrowing costs - mortgage	-	(9,238)
Interest paid - mortgage	(113,750)	(107,354)
Interest paid - lease liability	(1,500)	-
Principal repaid - lease liability	(5,211)	-
Cash used in financing activities	(120,461)	(116,592)

Net decrease in cash	(364,137)	(704,720)
Cash, beginning of period	744,541	1,145,461
Cash, end of period	380,404	440,741

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

Adastra Holdings Ltd. (formerly Phyto Extractions Inc.) (the "Company") was incorporated under the laws of the province of British Columbia on October 14, 1987. The Company extracts and processes cannabis for sale to the recreational and medical markets in Canada. The Company is listed on the Canadian Securities Exchange ("CSE") under the symbol "XTRX". The Company's registered and records office is located at 5451 275th Street, Langley City, British Columbia, V4W 3X8.

On April 9, 2021, the Company consolidated its issued share capital on a ratio of three (3) old common shares for every one (1) new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

On August 10, 2021, the Company completed the acquisition of all of the issued and outstanding shares of 1225140 B.C. Ltd., doing business as PerceiveMD ("PerceiveMD") from the shareholders of PerceiveMD, pursuant to the terms of a share purchase agreement dated August 10, 2021 (Note 4).

On September 1, 2021, the Company changed its name to Adastra Holdings Ltd. (formerly Phyto Extractions Inc.). Trading of the Company's common shares resumed under the new name and under the same ticker symbol "XTRX" on the Canadian Securities Exchange as the market opened on September 1, 2021. Prior to this on April 9, 2021, the Company changed its name from Adastra Labs Holdings Ltd. to Phyto Extractions Inc. and on December 19, 2019 from Arrowstar Resources Ltd to Adastra Labs Holdings Ltd.

On September 15, 2021, the Company completed the acquisition of privately held 1204581 B.C. Ltd., doing business as Phyto Extractions ("Phyto BrandCo"), the owner of the intellectual property rights for the Phyto Extractions brand (Note 5).

These unaudited condensed interim consolidated financial statements ("interim financial statements) are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. These interim financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue in existence. The Company's ability to continue as a going concern is dependent on its ability to generate positive cash flows from operations, complete additional financings, and/or extend or modify its mortgage payable (Note 14).

As at June 30, 2022, the Company had a working capital deficiency of $1,732,257 (December 31, 2021 - $1,120,613). During the three and six months ended June 30, 2022, the Company incurred a net loss of $478,136 and $1,142,450, respectively (2021 - $509,890 and $873,402, respectively). These events and conditions indicate a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. If the going concern assumption were not appropriate for these interim financial statements, it could be necessary to restate the Company's assets and liabilities on a liquidation basis.

NOTE 2 - BASIS OF PRESENTATION

(a) Statement of compliance

These interim financial statements were approved by the Board of Directors and authorized for issue on August 25, 2022.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 2 - BASIS OF PRESENTATION (continued)

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").  As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company's audited annual consolidated financial statements for the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019 ("annual financial statements").

(b) Basis of measurement

These interim financial statements have been prepared on a historical cost basis except for those financial instruments which have been classified at fair value through profit or loss. In addition, except for cash flow information, these interim financial statements have been prepared using the accrual method of accounting.

All amounts on these interim financial statements are presented in Canadian dollars which is the functional currency of the Company and its subsidiaries.

(c) Reclassification of prior amounts

The Company has reclassified certain comparative information on the condensed interim consolidated statements of loss and comprehensive loss and the condensed interim consolidated statements of cash flows to conform with current period presentation.

(d) Re-cast of March 2022 financial statements

The March 31, 2022 balances have been re-casted to adjust for wages and salary costs of production that should have been classified as finished goods within inventory as they relate to costs incurred in bringing the inventory to its present location and condition.

Statement of Loss and Comprehensive Loss	As filed	Adjustment	Re-cast
	$	$	$
Wages and salaries	640,278	(243,777)	396,501
Total operating expenses	1,695,682	(243,777)	1,451,905
Net loss and comprehensive loss	(908,091)	243,777	(664,314)

Statement of Financial Position	As filed	Adjustment	Re-cast
	$	$	$
Inventory	1,171,256	243,777	1,415,033
Total assets	28,176,801	243,777	28,420,578

Deficit	(14,835,840)	243,777	(14,592,063)

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 2 - BASIS OF PRESENTATION (continued)

(e) Principles of consolidation

These interim financial statements include the financial information of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. These interim financial statements incorporate the accounts of the Company and the following subsidiaries:

	Functional currency	Ownership percentage
Adastra Labs Holdings (2019) Ltd. (formerly Adastra Labs Holdings Ltd.)	CAD	100%
Adastra Labs Inc.	CAD	100%
1178562 B.C. Ltd.	CAD	100%
Adastra Brands Inc.	CAD	100%
Chemia Analytics Inc.	CAD	100%
1225140 B.C. Ltd (PerceiveMD)	CAD	100%
1204581 B.C. Ltd. (Phyto BrandCo)	CAD	100%

Subsidiaries are entities controlled by the Company and are included in the interim financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed where necessary to align them with the policies adopted by the Company.

(f) Standards issued but not yet effective

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2022. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied and disclosed in Note 3 of the annual financial statements:

Significant estimates and assumptions

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses. Management continually evaluates these judgments, estimates and assumptions based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates and judgments which may cause a material adjustment to the carrying amounts of assets and liabilities. The Company's interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in Note 3 of the annual financial statements.

NOTE 4 - ACQUISITION OF PERCEIVEMD

On August 10, 2021, the Company acquired all of the issued and outstanding shares of PerceiveMD.  At closing, the Company issued 2,513,720 common shares to the former shareholders of PerceiveMD at a share price on the date of acquisition of $0.80 per share for $2,010,976 and $10,000 in cash, for total consideration of $2,020,976.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 4 - ACQUISITION OF PERCEIVEMD (continued)

PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis and other therapies. The acquisition will allow the Company to generate revenue from providing cannabis under medical prescriptions.

The transaction was accounted for as a business combination under IFRS 3 - Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	26,302
Accounts receivable	13,647
Corporate taxes receivable	26,000
65,949
Liabilities assumed:
Accounts payable and other accrued liabilities	(19,206)
Fair value of net assets acquired	46,743

Purchase consideration
Share consideration	2,010,976
Cash consideration	10,000
2,020,976
Identifiable intangible asset:
Patient relationships	414,000

Deferred tax liability	(112,000)
Goodwill	1,672,233

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than patient relationships (the "Patient Relationships") which are depreciated over their estimated useful economic lives.

The intangible assets are comprised of Patient Relationships with a fair value of $414,000. The fair value of the Patient Relationships was determined using the discounted cash flow method taking into account the future cashflows expected to be received from the current list of patients, adjusted to reflect attrition. The key assumptions used in the cash flow projection related to the Patient Relationships include: (1) a discount rate of 16%; (2) patient attrition rate of 20.00%; (3) number of patients of 3,492 at the acquisition date; (4) annual spending of $143 per patient, assumed to grow at a long-term growth rate of 2% per year.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

The Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, Chief Executive Officer and a director of the Company was also a director and controlling shareholder of PerceiveMD.

NOTE 5 - ACQUISITION OF PHYTO BRANDCO

On September 15, 2021, the Company acquired all of the issued and outstanding shares of Phyto BrandCo, the owner of the intellectual property rights for the Phyto Extractions brand consisting of 21 registered trademarks. At closing, the Company issued 20,000,000 common shares to the former shareholders of Phyto BrandCo at a share price on the date of acquisition of $1.20 per share, for total consideration of $24,000,000.

Subsequent to the closing of the acquisition, the Company renegotiated the terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met.  It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares.  As a result, the revised consideration is 10,000,000 common shares at a share price on the date of acquisition of $1.20 per share, for total consideration of $12,000,000.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 5 - ACQUISITION OF PHYTO BRANDCO (continued)

Phyto BrandCo licenses its intellectual property to Canadian cannabis license holders and collects royalties by selling cannabis consumer packaged goods to provincial distributors and retailers.

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	301,966
Accounts receivable	255,154
Prepaid expenses	19,500
Property and equipment	85,108
661,728
Liabilities assumed:
Accounts payable and other accrued liabilities	(434,252)
Lease liability	(34,665)
Fair value of net identifiable assets acquired	192,811

Purchase consideration
Share consideration	24,000,000
Shares to be cancelled	(12,000,000)
12,000,000
Identifiable intangible assets:
Trademarks	3,250,000

Deferred tax liability	(879,000)
Goodwill	9,436,189

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than property and equipment and trademarks which are depreciated over their estimated useful economic lives.

Property and equipment acquired included $40,376 of right-of-use assets.

The intangible asset is comprised of trademarks (the "Trademarks") with a fair value of $3,250,000. The fair value of the Trademarks was determined using the relief from royalty method. The key assumptions used in the cash flow projection related to the asset include: (1) a discount rate of 12.50%; (2) royalty rate of 10.00% for the remaining period of the licensing agreement and 2.0% thereafter, and (3) annual net profit of the Licensee.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

The lease liability represents one lease with a fair value of $34,665 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: (1) remaining number of payments - 36; (2) monthly payment - $1,119; and (3) incremental borrowing rate - 10%.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 6 - AMOUNTS RECEIVABLE

As at June 30, 2022 and December 31, 2021, receivables consisted of the following:

	June 30, 2022	December 31, 2021
	$	$
Trade receivables, net of expected credit losses	2,540,057	1,441,601
Sales tax recoverable	11,171	36,211
Income tax receivable	22,000	20,000
	2,573,228	1,497,812

During the three and six months ended June 30, 2022, the Company recorded no provision for expected credit losses against trade receivables (2021 - $nil and $nil, respectively).

NOTE 7 - PREPAID EXPENSES AND DEPOSITS

As at June 30, 2022 and December 31, 2021, prepaid expenses and deposits consisted of the following:

	June 30, 2022	December 31, 2021
	$	$
Prepaid expenses	187,037	115,372
Deposits	277,097	34,756
	464,134	150,128

As at June 30, 2022, deposits of $277,097 (December 31, 2021 - $34,756), consist of deposits made for laboratory equipment.

As at June 30, 2022, long-term deposits of $112,000 (December 31, 2021 - $109,800) consist of deposits held in trust for excise bond and other deposits.

NOTE 8 - INVENTORY

As at June 30, 2022 and December 31, 2021, inventory consisted of the following:

	June 30, 2022	December 31, 2021
	$	$
Dried cannabis and hemp biomass	499,032	545,765
Production work in process - distillate	423,113	462,737
Extracted cannabis and hemp oils (finished goods)	749,484	819,671
	1,671,629	1,828,173

Inventory expensed to cost of sales during the three and six months ended June 30, 2022 were $1,780,781 and $3,063,862, respectively (2021 - $570,627 and $974,864, respectively).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 9 - PROPERTY AND EQUIPMENT

The following table summarizes the continuity of property and equipment as at June 30, 2022 and December 31, 2021:

	Land	Building	Furniture and equipment	Computer software	Laboratory equipment	Extraction equipment	Building improvements	Right-of- use asset	Total
	$	$	$	$	$	$	$	$	$
Cost
Balance, December 31, 2020	1,592,232	1,999,328	84,849	12,105	211,395	2,911,209	3,928,281	-	10,739,399
Acquisition of Phyto Extractions	-	-	44,729	-	-	-	-	40,376	85,105
Additions	-	-	28,206	150,000	257,820	342,779	-	-	778,805
Impairment	-	-	-	(150,000)	-	-	-	-	(150,000)
Balance, December 31, 2021	1,592,232	1,999,328	157,784	12,105	469,215	3,253,988	3,928,281	40,376	11,453,309
Additions	-	-	19,387	-	-	4,665	30,127	-	54,179
Balance, June 30, 2022	1,592,232	1,999,328	177,171	12,105	469,215	3,258,653	3,958,408	40,376	11,507,488

Accumulated depreciation
Balance, December 31, 2020	-	216,511	20,403	1,816	20,527	296,978	146,101	-	702,336
Depreciation	-	99,968	19,621	2,056	77,662	576,919	196,416	3,365	976,007
Balance, December 31, 2021	-	316,479	40,024	3,872	98,189	873,897	342,517	3,365	1,678,343
Depreciation	-	49,984	13,514	824	37,102	238,303	98,584	6,730	445,041
Balance, June 30, 2022	-	366,463	53,538	4,696	135,291	1,112,200	441,101	10,095	2,123,384

Carrying value
Balance, December 31, 2021	1,592,232	1,682,849	117,760	8,233	371,026	2,380,091	3,585,764	37,011	9,774,966
Balance, June 30, 2022	1,592,232	1,632,865	123,633	7,409	333,924	2,146,453	3,517,307	30,281	9,384,104

During the three and six months ended June 30, 2022, the Company allocated $176,706 and $352,633, respectively (2021 - $207,027 and $411,567, respectively) of depreciation to cost of sales and $47,030 and $92,408, respectively (2021 - $20,489 and $42,112, respectively) to operating expense.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 10 - INTANGIBLE ASSETS

The following table summarizes the continuity of intangible assets as at June 30, 2022 and December 31, 2021:

	Trademarks	Patient relationships	Total
	$	$	$
Cost
Balance, December 31, 2020	-	-	-
Additions	3,250,000	414,000	3,664,000
Balance, June 30, 2022 and December 31, 2021	3,250,000	414,000	3,664,000

Accumulated depreciation
Balance, December 31, 2020	-	-	-
Amortization	94,792	27,600	122,392
Balance, December 31, 2021	94,792	27,600	122,392
Amortization	162,500	41,400	203,900
Balance, June 30, 2022	257,292	69,000	326,292

Carrying value
Balance, December 31, 2021	3,155,208	386,400	3,541,608
Balance, June 30, 2022	2,992,708	345,000	3,337,708

During the year ended December 31, 2021, the Company acquired a total of $3,250,000 in trademarks (Note 5). These trademarks have a useful life of 10 years and are measured at cost less accumulated amortization and impairment losses. These trademarks are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

During the year ended December 31, 2021, the Company acquired a total of $414,000 in patient relationships (Note 4). These relationships have a useful life of 5 years and are measured at cost less accumulated amortization and impairment losses. These relationships are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

NOTE 11 - GOODWILL

	June 30, 2022	December 31, 2021
	$	$
Opening balance	11,108,422	-
Addition - PerceiveMD acquisition (Note 4)	-	1,672,233
Addition - Phyto BrandCo acquisition (Note 5)	-	9,436,189
Closing balance	11,108,422	11,108,422

During the three and six months ended June 30, 2022, the Company recognized no impairment expense related to the intangible assets (2021 - $nil and $nil, respectively).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 12 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at June 30, 2022 and December 31, 2021, accounts payable and accrued liabilities consisted of the following:

	June 30, 2022	December 31, 2021
	$	$
Accounts payable	2,358,809	1,408,210
Accrued liabilities	932,651	420,815
	3,291,460	1,829,025

NOTE 13 - LEASE LIABILITY

A summary of the Company's lease liability for the six months ended June 30, 2022 and the year ended December 31, 2021 is as follows:

	June 30, 2022	December 31, 2021
	$	$
Opening balance	32,155	-
Additions - Phyto BrandCo acquisition	-	34,665
Interest	1,500	846
Repayments	(6,711)	(3,356)
Closing balance	26,944	32,155
Less: current portion	11,233	10,688
Long-term portion	15,711	21,467

On October 15, 2020, prior to being acquired by the Company, Phyto BrandCo entered into a four-year lease agreement for a promotional vehicle. The base monthly payment is $1,119 with an initial payment of $9,732. The incremental borrowing rate used to discount the lease liability was 10%.

NOTE 14 - MORTGAGE PAYABLE

	Second Mortgage	Third Mortgage	Fourth Mortgage	Total
	$	$	$	$
Balance, December 31, 2020	2,442,830	-	-	2,442,830
New mortgage (refinancing)	(2,446,000)	-	3,500,000	1,054,000
Transaction costs	-	(18,345)	(42,778)	(61,123)
Finance expense	35,783	104,723	133,878	274,384
Repayments	(32,613)	(86,378)	(89,546)	(208,537)
Balance, December 31, 2021	-	-	3,501,554	3,501,554
Finance expense	-	-	131,155	131,155
Repayments	-	-	(113,750)	(113,750)
Balance, June 30, 2022	-	-	3,518,959	3,518,959

(i) On February 1, 2020, the Company renewed the first mortgage of $2,446,000 (the "Second Mortgage") which bore interest at the rate of 8.00% per annum, calculated monthly. The Second Mortgage matured on February 1, 2021 and was renewed as discussed below.

The carrying value of the Second Mortgage payable as at December 31, 2020 was $2,442,830. Included in mortgage payable on initial recognition were the related mortgage transaction costs of $18,345 which were being amortized over the term of the Second Mortgage using the effective interest rate method.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 14 - MORTGAGE PAYABLE (continued)

The Company maintained minimum interest-only payments of $16,307 per month in connection with the Second Mortgage. Total interest expense of the Second Mortgage during the three and six months ended June 30, 2022 were $nil and $nil, respectively (2021 - $nil and $35,783, respectively).

(ii) On February 1, 2021, the Company renewed the Second Mortgage of $2,446,000 (the "Third Mortgage") which bears interest at the rate of 8.00% per annum, calculated monthly. The Third Mortgage matures on February 1, 2022, can be repaid before maturity without penalty and is secured by the mortgage property and building improvements. The Third Mortgage payable was recorded at amortized cost (principal value less $18,345 transaction costs).

On July 9, 2021, the Third Mortgage was refinanced (see below). Until refinancing, the Company maintained minimum interest-only payments of $16,307 per month. Total interest expense during the three and six months ended June 30, 2022 were $nil and $nil, respectively (2021 - $53,389 and $71,164, respectively).

(iii) On July 9, 2021, the Company refinanced the Third Mortgage and increased the facility to $3,500,000 (the "Fourth Mortgage") which bears interest at the rate of 6.50% per annum, calculated monthly for one year. The mortgage has a maturity date of July 1, 2022 and is secured by the mortgage property and building improvements. The Company is in the process of refinancing the Fourth mortgage and has agreed to continue to make scheduled interest payment of $18,858 per month until this refinancing is finalized.

The Fourth Mortgage payable was recorded at amortized cost (principal value less $42,778 transaction costs). The carrying value of the Fourth Mortgage on June 30, 2022 was $3,518,959 (December 31, 2021 - $3,501,554). Which included the mortgage principle of $3,500,000 and accrued interest of $18,959.

The Company maintains minimum interest-only payments of $18,959 per month. As at June 30, 2022 the total non-discounted remaining scheduled payments related to the mortgage including interest payments totaled $3,518,959. Total interest expense during the three and six months ended June 30, 2022 was $63,904 and $131,155, respectively (2021 - $nil and $nil, respectively).

NOTE 15 - SHARE CAPITAL

(a) Authorized

Unlimited number of voting common shares without par value.

(b) Issued share capital

As at June 30, 2022, 55,970,547 common shares were issued and outstanding.

(c) Share issuances

During the six months ended June 30, 2022, the Company had the following share transactions:

(i) On April 29, 2022, 10,000,000 common shares related to the amended agreement between the Company and former owners of Phyto BrandCo were returned to treasury and cancelled for no consideration.

During the year ended December 31, 2021, the Company had the following share transactions:

(ii) On August 10, 2021, the Company issued 2,513,720 common shares at $0.80 per share for a total consideration of $2,010,976 pursuant to the acquisition of PerceiveMD (Note 4).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 15 - SHARE CAPITAL (continued)

(iii) On September 15, 2021, the Company issued 20,000,000 common shares at $1.20 per share for total consideration of $24,000,000 pursuant to the acquisition Phyto BrandCo. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met.  It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares (Note 5).

(iv) On October 18, 2021, the Company completed a non-brokered private placement whereby the Company issued 122,727 units at a price of $1.10 per unit for gross proceeds of $135,000 (Note 15(g)). Each unit is comprised of one common share and one transferrable common share purchase warrant with each warrant entitling the holder thereof to acquire one common share at a price of $1.75 per share for two years from the date of the closing. The $131,318 fair value of the 122,727 shares issued was determined based on the Company's share price of $1.07 on the grant date, and the residual value of $3,682 was allocated to warrants reserves. The warrants are subject to an acceleration provision whereby if the daily closing price of the common shares closes at or above $2.00 per share for 50 consecutive trading days, then the Company may accelerate the expiration date of the warrants to the date that is 30 trading days from the date that notice of such acceleration is given via news release. From and after the new accelerated expiration date, no warrants may be exercised, and all unexercised warrants would be void.

(d) Escrow shares

The Company entered into an Escrow Agreement in connection with closing the Reverse takeover ("RTO") on December 20, 2019, in relation to certain of its common shares which were placed in escrow. Pursuant to the Escrow Agreement the escrowed common shares are subject to a timed-release schedule whereby a 10% portion of the escrow shares will be released beginning on listing date, and 15% every six months thereafter until January 6, 2023.

As at June 30, 2022, 2,600,000 common shares were held in escrow (December 31, 2021 - 3,900,000).

(e) Stock options

The Company has an incentive stock option plan (the "Plan") which provides for the granting of options. Under the Plan the maximum number of stock options issued cannot exceed 10% of the Company's currently issued and outstanding common shares. Options granted under the Plan may have a maximum term of ten years. A participant, who is not a consultant conducting investor relations activities, who is granted an option that is exercisable at the market price at the date of grant, will have their options vest immediately, unless otherwise determined by the Board of Directors. Options granted at below market prices will vest one-sixth every three months.

Options belonging to a participant who is a consultant conducting investor relations activities who is granted an option under the Plan will become vested with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date. All options are to be settled by physical delivery of shares.

During the six months ended June 30, 2022, no stock options were granted.

During the year ended December 31, 2021, the Company had the following grants:

(i) On August 4, 2021, the Company granted 33,333 stock options with exercise price of $1.35 to certain Directors, Officers, employees, and consultants. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $19,456 ($0.584 per option) and was recognized as a share-based payment expense.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 15 - SHARE CAPITAL (continued)

(ii) On October 25, 2021, the Company granted an aggregate of 900,000 stock options to certain directors and officers for the purchase of up to 900,000 common shares at a price of $1.06 per share. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $718,762 ($0.799 per option) and was recognized as a share-based payment expense.

(iii) On October 28, 2021, the Company granted an aggregate of 215,000 stock options to certain employees and a consultant for the purchase of up to 215,000 common shares at a price of $0.95 per share. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $152,305 ($0.708 per option) and was recognized as a share-based payment expense.

The fair value of the stock options granted during the six months ended June 30, 2022 and the year ended December 31, 2021 was estimated using the Black-Scholes option pricing model using the following assumptions:

	June 30, 2022	December 31, 2021
Risk-free interest rate	N/A	0.71 - 1.42%
Annualized volatility	N/A	100%
Expected dividend yield	N/A	0.00%
Expected life	N/A	5 years

A summary of the changes in the Company's stock options outstanding and exercisable is as follows:

	Stock options outstanding and exercisable	Weight average exercise price
	#	$
As at December 31, 2020	4,166,667	1.73
Granted	1,148,333	1.05
Cancelled	(1,599,999)	1.89
As at December 31, 2021	3,715,001	1.45
Cancelled	(268,334)	1.54
Expired	(66,667)	1.35
As at June 30, 2022	3,380,000	1.45

As at December 31, 2021	3,715,001	1.45
As at June 30, 2022	3,380,000	1.45

As at June 30, 2022, the Company had stock options outstanding and exercisable as follows:

Options outstanding and exercisable	Weighted average exercise price	Expiry date	Weighted average remaining life (years)
#	$
1,583,334	1.35	January 30, 2025	2.59
683,333	2.34	August 5, 2025	3.10
33,333	1.35	August 5, 2026	4.10
900,000	1.06	October 25, 2026	4.33
180,000	0.95	October 28, 2026	4.33
3,380,000	1.45		3.26

(f) Compensation options

As at June 30, 2022, the Company has 24,067 compensation options outstanding and exercisable. These options have an exercise price of $0.50 and expired on July 13, 2022.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 15 - SHARE CAPITAL (continued)

(g) Warrants

As an incentive to complete a private placement the Company may issue units which include common shares and common share purchase warrants. Using the residual value method, the Company determines whether a value should be allocated to the warrants attached to private placement units. Finders' warrants may be issued as a private placement share issue cost and are valued using the Black-Scholes option pricing model.

The fair value of the warrants granted during the six months ended June 30, 2022, and the year ended December 31, 2021 was estimated using the Black-Scholes option pricing model using the following assumptions:

	June 30, 2022	December 31, 2021
Risk-free interest rate	N/A	0.88%
Annualized volatility	N/A	100%
Expected dividend yield	N/A	0.00%
Expected life	N/A	2 years

A summary of the changes in the Company's warrants outstanding and exercisable is as follows:

	Warrants outstanding and exercisable		Weight average exercise price
	#	$
As at December 31, 2020	8,335,992		1.80
Issued	122,727		1.75
As at December 31, 2021	8,458,719		1.80
Expired	(456,694)		2.25
As at June 30, 2022	8,002,025		1.77

As at June 30, 2022, the Company had warrants outstanding and exercisable as follows:

Warrants outstanding and exercisable	Weighted average exercise price	Expiry date	Weighted average remaining life (years)
#	$
200,589	2.25	July 10, 2022	0.03
3,882,667	1.50	July 13, 2022	0.04
759,605	2.25	July 16, 2022	0.04
953,564	2.25	July 28, 2022	0.08
161,688	2.25	August 5, 2022	0.10
1,921,185	1.80	December 19, 2022	0.47
122,727	1.75	October 18, 2023	1.30
8,002,025	1.77		0.17

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 16 - RELATED PARTY TRANSACTIONS

Key management personnel are those having the authority and responsibility for planning, directing, and controlling the Company. There were no loans to key management personnel or directors, or entities over which they have control or significant influence during the three and six months ended June 30, 2022 and 2021.

During the six months ended June 30, 2022, no stock options were granted (2021 - nil) to officers and directors.

The following related parties transacted with the Company or Company-controlled entities during the three and six months ended June 30, 2022 and 2021:

(i) Andrew Hale was a Director and the Company's President and CEO. He resigned on March 1, 2021.

(ii) Blaine Bailey was a Director and Chairman of the Company's Audit Committee. He resigned on March 26, 2021

(iii) Stephen Brohman was the Company's CFO. He is a principal of Donaldson Brohman Martin CPA Inc. ("DBM CPA") a firm in which he has significant influence. DBM CPA provided the Company with CFO, accounting and tax services. Stephen Brohman resigned on July 14, 2021.

(iv) George Routhier is a Company Director. He is the owner of Pipedreemz Inc., which provides advisory services to the Company.

(v) Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO services to the Company.

(vi) Donald Dinsmore was a Director and the Company's COO. He was appointed on April 29, 2021 and left the Company on March 24, 2022.

(vii) Oliver Foeste is the Company's CFO. He was appointed on July 14, 2021 and is the Managing Partner of Invictus Accounting Group LLP which provides the Company with CFO, accounting and tax services.

(viii) Paul Morgan is the Company's Director. He was appointed on July 14, 2021.

The aggregate value of transactions with key management personnel and directors and entities over which they have control or significant influence during the three and six months ended June 30, 2022 and 2021 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Andrew Hale	-	-	-	47,479
DBM CPA	-	31,091	-	61,091
Donald Dinsmore	-	20,833	104,863	20,833
Invictus Accounting Group LLP	84,716	-	169,791	-
MDC Forbes	30,000	10,000	55,000	10,000
Pipedreemz Inc.	-	-	3,001	-
	114,716	61,924	332,655	139,403

In addition to the above, the Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, was also a Director and controlling shareholder of PerceiveMD prior to the transaction (Note 4).

As at June 30, 2022 and December 31, 2021, the Company had an outstanding accounts payable balance with related parties as follows:

	June 30, 2022	December 31, 2021
	$	$
Donald Dinsmore	-	50,000
Invictus Accounting Group LLP	27,606	8,933
MDC Forbes	21,000	10,500
Michael Forbes	1,188	1,188
Pipedreemz Inc.	3,351	-
	53,145	70,621

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 16 - RELATED PARTY TRANSACTIONS (continued)

All related party balances are unsecured and are due within thirty days without interest and incurred in the normal course of business.

The transactions with the key management personnel and directors are included in operating expenses as follows:

(a) Consulting fees and professional fees

Includes CEO services by Michael Forbes, charged to the Company via MDC Forbes, accounting and tax services of the Company's former CFO, Stephen Brohman, charged to the Company via DBM CPA and accounting services of the Company's new CFO, Oliver Foeste, charged to the Company via Invictus Accounting Group LLP.

(b) Wages and salaries

Includes services by Donald Dinsmore as prior COO.

NOTE 17 - SUPPLEMENTAL CASH FLOW INFORMATION

	Six months ended June 30,
	2022	2021
	$	$
Non-cash operating activities
Share subscription for prepaid expenses	-	135,000

Non-cash investing activities
Equipment purchases included in accounts payable and accrued liabilities	-	212,845

Total income tax expense during the three and six months ended June 30, 2022 were $12,000 and $12,000, respectively (2021 - $nil and $nil, respectively).

NOTE 18 - FINANCIAL RISK MANAGEMENT

(a) Capital management

The Company defines capital as the components of shareholders' equity. The Company's objectives when managing capital are to support further advancement of the Company's business objectives, as well as to ensure that the Company is able to meet its financial obligations as they come due.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the six months ended June 30, 2022. The Company is not subject to externally imposed capital requirements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 18 - FINANCIAL RISK MANAGEMENT (continued)

(b) Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable, mortgage payable, and government loan. The Company's financial instruments are classified and measured at amortized cost, with the exception of cash which is classified and measured at fair value through profit and loss.

As at June 30, 2022, the carrying values of trade receivables and accounts payable approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the consolidated statements of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(c) Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to fulfill its contractual obligations.

The Company is exposed to credit risk through its cash balances held in financial institutions and trade receivables. The maximum exposure to credit risk is equal to the carrying value of such financial assets.

The objective of managing credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. The Company has recognized a provision for expected credit losses on its trade receivables.

Cash is only deposited with or held by major financial institutions where the Company conducts its business.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its cash position and if required raises funding through additional share capital issuances or debt financing.

As at June 30, 2022, the Company had a cash balance of $380,404 and current liabilities of $6,821,652 (December 31, 2021 - $744,541 and $5,341,267 respectively).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes To the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 18 - FINANCIAL RISK MANAGEMENT (continued)

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable and lease liability carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

Foreign currency risk

Foreign currency risk derives from fluctuations in exchange rates between currencies when transacting in multiple currencies. The Company's business is substantially all conducted in Canadian dollars, so it is not subject to significant foreign currency risk.

Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the three and six months ended June 30, 2022, two customers represented approximately 91% and 92% of the Company's revenue (2021 - two customers representing 74% and 26% of the Company's revenue).

NOTE 19 - COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments as at June 30, 2022, are as follows:

	Total	Within 1 year	2 - 5 years
	$	$	$
Maturity analysis of financial liabilities
Accounts payable and accrued liabilities	3,291,460	3,291,460	-
Mortgage payable	3,518,959	3,518,959	-
Government loan	60,000	-	60,000
	6,870,419	6,810,419	60,000

NOTE 20 - SEGMENTED INFORMATION

Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources, and in assessing performance. The Company has a reportable segment: the provision of goods and services to the cannabis industry in Canada. All the Company's revenues are generated in Canada, and its non-current assets are located in Canada.

NOTE 21 - SUBSEQUENT EVENTS

On July 6, 2022, 1,300,000 shares were released from escrow.

On July 13, 2022, 24,067 compensation options expired unexercised.

Subsequent to June 30, 2022, over a few expiry dates, an aggregate of 5,958,113 warrants expired unexercised.

On August 22, 2022, the Company granted 300,000 stock options to a certain director for the purchase of up to 300,000 common shares at a price of $0.75 per share. Each stock option is exercisable for a period of five years.